DESCRIPTION OF EQUITY SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT

Brookline Bancorp, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $1.00 per share (the “Common Stock”). The Company’s Common Stock is traded on the Nasdaq Global Select Marketsm under the symbol “BRKL.”
The following is a description of the material terms and provisions of the Company’s Common Stock. It may not contain all information that is important to you. You can access complete information by referring to the Company’s certificate of incorporation and bylaws and the Delaware General Corporation Law. The certificate of incorporation and bylaws are attached as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under the certificate of incorporation, the Company has authority, without further shareholder action, to issue up to 200,000,000 shares of Common Stock. The Company may amend its certificate of incorporation from time to time to increase the number of authorized shares of Common Stock with shareholder approval.
The Company may issue Common Stock from time to time. The Company’s Board of Directors must approve the amount of capital stock the Company sells and the price for which it is sold. Holders of Common Stock do not have any preferential rights or preemptive rights to buy or subscribe for capital stock or other securities that the Company may issue. The Company’s Common Stock does not have any redemption rights, sinking fund provisions or any conversion rights.
Dividends
The Company may pay dividends on its Common Stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have preference in the event of dissolution. The holders of Common Stock are entitled to receive and share equally in dividends as may be declared by the Company’s Board of Directors out of funds legally available therefor. If the Company issues shares of preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company, and subject to the preferential rights of any other class or series of stock, holders of shares of the Common Stock are entitled to receive all assets of the Company available for distribution, after payment or provision for payment of all debts and liabilities of the Company, including deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to eligible account holders.
Voting Rights
Subject to the provisions of the certificate of incorporation, each holder of Common Stock is entitled to one vote per share and has no right to cumulate votes in the election of directors. Holders of the Company’s Common Stock elect the Company’s Board of Directors and act on all other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the Company’s Board of Directors.
Under the certificate of incorporation, any person who beneficially owns more than 10% of the then-outstanding shares of the Company’s Common Stock will not be entitled or permitted to vote any shares of Common Stock held in excess of the 10% limit.
All matters to be voted on by stockholders, other than a contested election of directors, must be approved by a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present, subject to any voting rights granted to holders of any then outstanding preferred stock. In contested elections of directors, which generally will include any situation in which the Company receives a notice that a stockholder has nominated a person for election to the Company’s Board of Directors at a meeting of the stockholders of the Company that is not
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withdrawn on or before the tenth day before the Company first mails its notice for such meeting to its stockholders, a plurality voting standard will apply.

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